AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 28, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
UNDER SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

DELAWARE INVESTMENTS NATIONAL MUNICIPAL INCOME FUND
(Name of Subject Company)

DELAWARE INVESTMENTS NATIONAL MUNICIPAL INCOME FUND
(Name of Filing Person (Issuer))

COMMON SHARES, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

24610T108
(CUSIP Number of Class of Securities)

David F. Connor, Esq., Secretary
Delaware Investments National Municipal Income Fund
100 Independence, 610 Market Street
Philadelphia, Pennsylvania 19106-2354
800-523-1918
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
None

*Set forth the amount on which the filing fee is calculated and state how it was determined.

This filing relates solely to preliminary communications made before the commencement of a tender offer.

/ /
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:
Filing Party:
Date Filed:
/X/	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/ /	third-party tender offer subject to Rule 14d-1.
/X/	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

Press release
PHILADELPHIA, October 28, 2022

For immediate release

Delaware Investments National Municipal Income Fund announces additional information related to its self-tender offer for up to fifty percent of its common shares

Today, Delaware Investments National Municipal Income Fund (the “Fund”), a NYSE American listed closed-end fund trading under the symbol “VFL,” announced additional information related to its issuer tender offer to purchase for cash up to 10,478,347 of its common shares, representing fifty percent of its issued and outstanding common shares, with a par value of $0.01 per share. The tender offer will commence on November 14, 2022 and will expire, unless extended, at 5:00 pm, ET, on Tuesday, December 13, 2022. Subject to various terms and conditions described in the offering materials to be distributed to common shareholders, purchases will be made at a price per share equal to 99% of the Fund’s net asset value per share as of the close of trading on the first business day after the expiration of the offer. If more shares are tendered than the amount the Fund’s Board of Trustees has authorized to purchase, the Fund will purchase a number of shares equal to the offer amount on a pro-rated basis.

The Fund’s common shares have recently traded at a discount to their net asset value per share. During the pendency of the tender offer, the current net asset value per share will be available on the Fund’s website at delawarefunds.com/closed-end.

The Fund’s investment objective is to provide current income exempt from regular federal income tax consistent with the preservation of capital. In addition, the Fund has the ability to use leveraging techniques in an attempt to obtain a higher return for the Fund. Currently, the Fund has outstanding variable-rate preferred shares as leverage. There is no assurance that the Fund will achieve its investment objectives.

Common shareholders are advised to read the offer to purchase when it is available, as it contains important information.

The offer to purchase and other documents filed by the Fund with the US Securities and Exchange Commission (“SEC”), including the Fund’s annual report for the fiscal year ended March 31, 2022, are or will be available without cost at the SEC’s website (sec.gov) or by calling the Fund’s Information Agent.

Listed closed-end funds are traded on the secondary market through one of the stock exchanges. The Fund’s investment return and principal value may fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. Past performance does not guarantee future results.

The above is for informational purposes only and should not be considered as an offer, or solicitation, to deal in any of the investments mentioned herein.

About Macquarie Asset Management

Macquarie Asset Management is a global asset manager that aims to deliver positive impact for everyone. Trusted by institutions, pension funds, governments, and individuals to manage more than $US534 billion in assets globally,1 we provide access to specialist investment expertise across a range of capabilities including infrastructure, green investments & renewables, real estate, agriculture & natural assets, asset finance, private credit, equities, fixed income and multi asset solutions.

Advisory services are provided by Delaware Management Company, a series of Macquarie Investment Management Business Trust, a registered investment advisor. Macquarie Asset Management is part of Macquarie Group, a diversified financial group providing clients with asset management, finance, banking, advisory and risk and capital solutions across debt, equity, and commodities. Founded in 1969, Macquarie Group employs approximately 18,000 people in 33 markets and is listed on the Australian Securities Exchange. For more information about Delaware Funds by Macquarie®, visit delawarefunds.com or call 800 523-1918.

Other than Macquarie Bank Limited ABN 46 008 583 542 (“Macquarie Bank”), any Macquarie Group entity noted in this material is not an authorised deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these other Macquarie Group entities do not represent deposits or other liabilities of Macquarie Bank. Macquarie Bank does not guarantee or otherwise provide assurance in respect of the obligations of these other Macquarie Group entities. In addition, if this document relates to an investment, (a) the investor is subject to investment risk including possible delays in repayment and loss of income and principal invested and (b) none of Macquarie Bank or any other Macquarie Group entity guarantees any particular rate of return on or the performance of the investment, nor do they guarantee repayment of capital in respect of the investment.

1 As of June 30, 2022

Contacts
Media contacts
Lee Lubarsky 347 302-3000 Lee.Lubarsky@macquarie.com

© 2022 Macquarie Management Holdings, Inc.

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